UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Ault Global Holdings, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

26140E501
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐ Rule 13d-1(b)
b.	☒ Rule 13d-1(c)
c.	☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	26140E501

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Esousa Holdings LLC 27-1090555

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0

	6. Shared Voting Power	960,010 shares of Class A Common Stock 3,236,655 shares of Class A Common Stock issuable upon exercise of Warrants (See Item 4)*

	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	960,010 shares of Class A Common Stock 3,236,655 shares of Class A Common Stock issuable upon exercise of Warrants (See Item 4)*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 960,010 shares of Class A Common Stock 3,236,655 shares of Class A Common Stock issuable upon exercise of the Warrants (See Item 4)*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.9% (See Item 4)*

12.	Type of Reporting Person (See Instructions)

OO

* As more fully described in Item 4, these securities are subject to Blockers and the percentage set forth in row (11) gives effect to such Blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Class A Common Stock that would be beneficially owned by the Reporting Person upon the issuance of shares of Class A Common Stock under the Master Exchange Agreement and full exercise of the Warrants without giving effect to such Blockers. Therefore, the actual number of shares of Class A Common Stock beneficially owned by such Reporting Person, after giving effect to such Blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No.	26140E501

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Michael Wachs

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0

	6. Shared Voting Power	960,010 shares of Class A Common Stock 3,236,655 shares of Class A Common Stock issuable upon exercise of Warrants (See Item 4)*

	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	960,010 shares of Class A Common Stock 3,236,655 shares of Class A Common Stock issuable upon exercise of Warrants (See Item 4)*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 960,010 shares of Class A Common Stock 3,236,655 shares of Class A Common Stock issuable upon exercise of Warrants (See Item 4)*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.9% (See Item 4)*

12.	Type of Reporting Person (See Instructions)

OO

* As more fully described in Item 4, these securities are subject to Blockers and the percentage set forth in row (11) gives effect to such Blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Class A Common Stock that would be beneficially owned by the Reporting Person upon the issuance of shares of Class A Common Stock under the Master Exchange Agreement and full exercise of the Warrants without giving effect to such Blockers. Therefore, the actual number of shares of Class A Common Stock beneficially owned by such Reporting Person, after giving effect to such Blockers, is less than the number of securities reported in rows (6), (8) and (9).

This Amendment No. 1 to Schedule 13G amends and restates the Schedule 13G filed on July 29, 2020 as follows:

Item 1(a). Name of Issuer:

Ault Global Holdings, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

11411 Southern Highlands Parkway

Suite 240

Las Vegas, NV 89141

Item 2(a). Name of Person Filing:

This Schedule 13G is being filed on behalf of (i) Esousa Holdings LLC, a New York limited liability company (“Esousa”) and (ii) Michael Wachs (“Mr. Wachs,” and, together with Esousa, the “Reporting Persons”).

Mr. Wachs holds all of the membership interests of Esousa. Voting and dispositive power with respect to the shares held by Esousa is exercised by Mr. Wachs, the sole and Managing Member of Esousa. Mr. Wachs disclaims beneficial ownership with respect to the shares held by Esousa.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(b). Address of Principal Business Offices or, if none, Residence:

211 East 43rd Street, Suite 402

New York, NY 10017

Item 2(c). Citizenship:

Esousa is a limited liability company organized under the laws of the State of New York, United States of America. Mr. Wachs is a citizen of the United States of America

Item 2(d). Title of Class of Securities:

Class A Common Stock, par value $0.001 per share, of the Issuer (the “Common Stock”)

Item 2(e). CUSIP Number:

26140E501

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a), (b), and (c):

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for the Reporting Persons hereto and is incorporated herein by reference. The percentage set forth in Row 11 of the cover page for the Reporting Persons is based on 27,753,562 shares of the Common Stock issued and outstanding as of November 13, 2020, and assumes the full exercise of the warrants (the “Warrants”) each subject to the Blockers (as defined below).

Pursuant to the terms of the Warrants, Esousa cannot exercise the Warrants to the extent that the Reporting Persons would beneficially own, after any such exercise, more than 9.9% of the outstanding shares of the Common Stock (4.99% under certain Warrants) (the “Blockers”), and the percentage set forth in Row 11 of the cover page gives effect to the Blockers. Consequently, due to the Blockers, as of the date of the event which requires filing of this statement, the Reporting Persons could not exercise all of the Warrants.

Item 5.    Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.    Identification and Classification of Members of the Group.

Not applicable

Item 9.    Notice of Dissolution of Group.

Not applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

ESOUSA HOLDINGS LLC

By:	/s/ Michael Wachs
Michael Wachs, Managing Member

/s/ Michael Wachs